STATEMENT OF FINANCIAL CONDITION
(Unaudited)

Directed Services LLC
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39104

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Directed Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1475 Dunwoody Drive, Suite 200
(No. and Street)

West Chester (City) PA (State) 19380 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Gelfand (Name) (610)249-9447 (Area Code – Telephone Number) BDCompliance@venerable.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act
(Name – if individual, state last, first, and middle name)

of 1934 and therefore is not required to engage an independent certified public accountant to certify its annual report.
(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Gelfand , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Directed Services LLC , as of December 31 , 2022 , is true and correct. The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act of 1934 and therefore is not required to engage an independent certified public accountant to certify its annual report:

- Since June 1, 2018, the business of Directed Services LLC (the "Firm" or "DSL") has been limited to acting as a principal underwriter for a single issuer affiliate, Voya Insurance and Annuity Company (since renamed Venerable Insurance and Annuity Company) ("VIAC"). Moreover, that single issuer, VIAC, ceased offering all new products effective June 1, 2018, and its business is limited to administering existing contracts written prior to June 1, 2018. Such administration can include receipt and processing of additional premium payments to be added to existing contracts.
- The product prospectuses, contracts, statements, etc. advise customers to make additional premium checks payable to VIAC, the issuer of the contracts. While the Firm is referenced as the principal underwriter for VIAC's variable insurance products, during my tenure with the organization, I am not aware of any instances in which a premium check was made payable to the Firm. With that said, because the mail room is the same for the Firm and VIAC, should a check be received that is payable to the Firm, it would be immediately given to the Cash Operations team to be deposited and applied to the corresponding customer contract. The Firm will promptly transmit to the issuing insurance company (the "issuer") all funds received to be directly credited to the contract owner's account with the issuer. The Firm relies upon the issuer to apply those funds to the corresponding contract owner's account and issue confirmation statements, as applicable.
- The Firm does not hold funds or securities for customers or owe money or securities to customers.

I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE of PENNSYLVANIA
COUNTY of CHESTER

SIGNED AND SWORN TO
BEFORE ME ON
FEBRUARY 14, 2023

Signature: Richard Gelfand

Title: Financial Operations Principal

Marie L. Watson

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Marie L. Watson, Notary Public
Chester County
My commission expires May 13, 2026
Commission number 1330853

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c33.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Directed Services LLC
Statement of Financial Condition – Unaudited*
December 31, 2022

Contents

* *The Registrant qualifies for the single issuer exemption under Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Securities Exchange Act of 1934 and therefore is not required to engage an independent certified public accountant to certify its annual reports.*


Directed Services LLC
Statement of Financial Condition - Unaudited
December 31, 2022


Assets

Cash	$	2,403,719
Distribution fee receivable		3,162,611
Commissions and concessions receivable, net of allowance of $827		9,962
Receivable from parent		3,370
Prepaid expenses		13,607
Total assets		5,593,269

Liabilities and member's equity

Liabilities:

Commissions and concessions payable	809,547
Payable to affiliates	2,514,938
Accounts payable and other accrued liabilities	326,750
Total liabilities	3,651,235

Contingencies (Note 6)

Member's equity		1,942,034
Total liabilities and member's equity	$	5,593,269


The accompanying notes are an integral part of these financial statements.

1


1. Nature of Business and Ownership

Directed Services LLC (the "Company") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company, and the limited liability company agreement provides that neither the member nor any manager shall be liable for the liabilities of the Company. The Company is also registered as a broker/dealer with the appropriate state authorities and U.S. jurisdictions/territories, as applicable. The Company services variable insurance products previously sold and/or serviced through FINRA third-party member firms (each a "Selling or Servicing Broker/Dealer" and together the "Servicing Broker/Dealers") with which the Company entered into a sales agreement and also had entered into, when and where appropriate, agreements with the affiliated insurance agency of each Servicing Broker/Dealer. The variable insurance products were previously issued by Venerable Insurance and Annuity Company ("VIAC"), a Company affiliate, and supported by VIAC separate accounts. As of June 1, 2018, VIAC ceased offering and the Company ceased wholesaling new products. The Company is a wholly owned subsidiary of Venerable Holdings, Inc. ("Venerable Holdings" or the "Parent") and ultimately of VA Capital Company, LLC ("VA Capital").

The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2022, the Company had no liabilities subordinated to the claims of general creditors.

Unusual or Infrequent Events

The Company continues to monitor developments related to the coronavirus disease 2019 ("COVID-19"). For the year ended December 31, 2022, COVID-19 has not resulted in a material adverse impact to the Company's financial statements.

Subsequent Events

The Company is not aware of any events occurring subsequent to December 31, 2022 that may have a material effect on the Company's financial statements. The Company evaluated subsequent events for recognition and disclosure through the date of financial statement issuance.

3. **Income Taxes**

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits for the year ended December 31, 2022 are included in the federal income tax return of VA Capital whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2022. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at Venerable Holdings due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Company is not under examination by any taxing authorities.

4. **Related Party Transactions**

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products previously issued by VIAC, an affiliate of the Company. As of December 31, 2022 the net amount due to VIAC for these activities of $2,323,686 is reported in Payables to affiliates in the Statement of Financial Condition.

The Company is allocated a portion of general administrative expenses from its affiliates based on volume, number of personnel, and activity. As of December 31, 2022, accrued expenses of $191,252 are reported in Payables to affiliates in the Statement of Financial Condition. In addition, as of December 31, 2022, general administrative expenses of $3,370 paid on behalf of the Parent are reported in Receivable from affiliate in the Statement of Financial Condition

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

Receivables and payables with affiliates are settled in cash on a regular basis.

5. **Employee Benefit Plans**

The employees of affiliated companies providing services to the Company are covered by employee benefit plans that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2022 and relied on its affiliated

companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2022, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

As of December 31, 2022 the Company was not a party to any litigation or arbitration, nor was it involved in any informal or formal governmental or self-regulatory inquiry or investigation.

7 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

As of December 31, 2022, the Company had net capital of $1,915,095 which was $1,671,679 in excess of its required net capital of $243,416. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2022 was 1.91 to 1.